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                                                                     EXHIBIT 5.1

                           [ROPES & GRAY LETTERHEAD]





                                December 8, 2000


Cabletron Systems, Inc.
35 Industrial Way
Rochester, New Hampshire 03867

Ladies and Gentlemen:

     Re: Cabletron Systems, Inc.

     This opinion is furnished to you in connection with a registration statement on Form S-4 (the "Registration Statement") filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, for the registration of an aggregate of 7,250,000 shares of Common Stock, par value $0.01 per share (the "Common Shares"), and 50,000 shares of Series C Convertible Preferred Stock, par value $1.00 per share the "Preferred Shares" and together with the Common Shares, the "Shares"), of Cabletron Systems, Inc., a Delaware corporation (the "Company"). Up to 4,000,000 Common Shares (such shares, the "Common Merger Shares" and together with the Preferred Shares, the "Merger Shares") and all of the Preferred Shares will be issued in exchange for shares of common stock, par value $.00001 per share ("Indus River Common Stock"), shares of Series A Convertible Preferred Stock, par value $.00001 per share, shares of Series B Convertible Preferred Stock, par value $.00001 per share, shares of Series C Convertible Preferred Stock, par value $.00001 per share, and shares of Series D Convertible Preferred Stock, par value $.00001 per share, and all shares of Indus River Common Stock issuable under options and warrants to purchase Indus River Common Stock (other than certain excluded options) of Indus River Networks, Inc. ("Indus River"), pursuant to an Agreement and Plan of Merger dated as of August 18, 2000 (the "Merger Agreement"), among the Company, Indus River and Acton Acquisition, Inc. ("Merger Sub"), a Delaware corporation and a wholly-owned subsidiary of the Company. The Merger Agreement provides for Merger Sub to merge with and into Indus River (the "Merger") and for Indus River to survive the Merger as a wholly-owned subsidiary of the Company. In addition, up to 3,250,000 Common Shares may be issued by the Company upon the conversion of the Preferred Shares in accordance with the provisions of the Certificate of Designation, Preferences and Rights of the Series C Convertible Preferred Stock of Cabletron Systems, Inc. (the "Certificate of Designation").

     We have acted as counsel for the Company in connection with the issuance of the Merger Shares pursuant to the Merger. For purposes of our opinion, we have examined and relied upon such documents, records, certificates and other instruments as we have deemed necessary.
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     We express no opinion as to the applicability of compliance with or effect of Federal law or the law of any jurisdiction other than the Commonwealth of Massachusetts and the corporate laws of the State of Delaware.

     Based on the foregoing, we are of the opinion that the Merger Shares being issued by the Company pursuant to the Merger and the Common Shares to be issued upon conversion of the Preferred Shares, have been duly authorized and, when issued in accordance with the Merger Agreement or in accordance with the terms of the Certificate of Designation, as applicable, will be fully paid and nonassessable.

     We hereby consent to the filing of this opinion as part of the Registration Statement and to the use of our name therein and in the related Proxy Statement/Prospectus under the caption "Legal Matters."

     This opinion is to be used only in connection with the issuance of the Shares while the Registration Statement is in effect.


                                        Very truly yours,


                                        /s/ Ropes & Gray
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                                        Ropes & Gray

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